KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com


05008798

ıy 16, 2005

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH, D.C. 185 SECTION

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's May 12, 2005 press release regarding the Company's Q1 Sales for 2005.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Mr. Laurent Carozzi
Ms. Helene Martin
Fred Marcusa, Esq.
Kenneth G.M. Mason, Esq.



Lagardère

Press release

LAGARDERE SCA 2005 FIRST-QUARTER CONSOLIDATED REVENUES UP 10.4% ON A REPORTED BASIS

LAGARDERE MEDIA RECORDS GROWTH OF 7.0% ON A REPORTED BASIS AND 2.2% ON A LIKE-FOR-LIKE BASIS(*)

With effect from January 1, 2005, LAGARDERE SCA is reporting consolidated revenues under international financial reporting standards (IFRS). The 2004 figures for Lagardère Media in this press release have been restated accordingly, with the effect of reducing 2004 first-quarter revenues by 14.4%, from €1,959.4m under French GAAP to €1,678.0m under IFRS(**).

During the first quarter of 2005, Lagardère Media's reported revenues rose by 7.0%. The reported figure was again adversely affected by the appreciation of the euro, which had a negative effect of 0.2% on the quarterly growth rate. However, it was boosted by the consolidation of the activities of Hodder Headline from January 1, 2005, which added €53.5m to revenues for the first quarter.

Lagardère Media recorded 2.2% like-for-like(*) revenue growth in the quarter.

Significant features of the first quarter of 2005 included:

- Books – Excellent performance by Hachette Livre, once again driven by General Literature and Part-Works.
- Press – Tough start to the year and adverse effect from publication dates, especially for "Woman's Day".
- Distribution Services – Modest growth overall due to a 6.6% decline in revenues from Spain, following the 27% rise recorded in the first quarter of 2004.
- Lagardere Active – Very good quarter in TV Production & Distribution, satisfactory growth in Radio and New Media.

LAGARDERE SCA consolidated revenues (including EADS, up 16.6%) advanced by 10.4% in the quarter to €2,852.5m.

(*) *excluding changes in group structure and the impact of exchange rates*

(**) *details of adjustments between French GAAP and IFRS are available on our website (www.lagardere.com/us) since February 1, 2005*

	Revenues (€m)		Year-on-year growth (reported)	Year-on-year growth (restated, like-for-like)[*]
	Q1 2005	*Q1 2004 (IFRS proforma)*		
. LAGARDERE MEDIA	**1,794.9**	***1,678.0***	**7.0%**	**2.2%**
- Books	327.4	*253.0*	29.4%	8.7%
- Press	433.4	*436.1*	(0.6)%	(2.5)%
- Distribution Services	890.5	*871.1*	2.2%	0.4%
- Lagardere Active	143.6	*117.8*	21.9%	19.1%
. EADS	**1,057.6**	***906.8***	**16.6%**	N/A
LAGARDERE SCA	**2,852.5**	***2,584.8***	**10.4%**	**N/A**

[*] excluding changes in group structure and the impact of exchange rates

NA: non available

LAGARDERE MEDIA

Revenue growth for **"Lagardère Media"** was 2.4% excluding changes in group structure, and 2.2% if the impact of exchange rates is also excluded.

- **Books: Hachette Livre**

  Hachette Livre includes revenues generated by the British publisher Hodder Headline, which contributed €53.5m of sales during the quarter.
  2005 first-quarter sales rose by 8.7% on a like-for-like basis (29.4% on a reported basis).
  Sales of "The Da Vinci Code" (450,000 copies in the first quarter of 2005) and "Angels & Demons" (600,000 copies) propelled growth in General Literature revenues to an all-time high of over 20%. There was further strong growth in sales of part-works. Hachette Illustrated and UK publishing activities (excluding Hodder Headline) continued to achieve satisfactory growth.

- **Press: Hachette Filipacchi Médias**

  Hachette Filipacchi Médias had a tough start to the year. A number of factors combined to push revenues down by 2.5% on a like-for-like basis and by 0.6% on a reported basis:

  - The timing of publication dates had a significant adverse effect on sales for the quarter, with "Woman's Day" and various other weeklies publishing one number fewer than in the same period of 2004. After stripping out this effect, growth at HFM would have remained almost stable.
  - Advertising market growth remained lacklustre in the United States, France and Japan, and poor in Italy. However, market trends are still highly favorable in Spain, and very robust in both Russia and China.
  - The competitive French weekly TV listings market affected "Tele7Jours" again, while in Italy "Gente" and "Gioia" are also battling tough competition.
  - On the plus side, newly-launched titles (especially "Choc!" and "Public") maintained their strong growth.

- **Hachette Distribution Services**

  Hachette Distribution Services posted like-for-like growth of 0.4% over the quarter (2.2% on a reported basis).
  This modest level of growth was largely due to very tough comparatives for the Spanish business. In the first half of 2004, very strong sales of part-works plus a very buoyant newspaper and magazine market helped the division achieve record growth rates, hitting 27% in the first quarter. In the first quarter of 2005, revenues from the Spanish business were closer to a normal recurring level, reducing Spain's contribution to total revenues and offsetting the growth achieved in France and the United States.
  Second-quarter comparatives for the Spanish business will also be tough, though to a lesser extent, before returning to more normal levels in the second half of 2005.
  The turnaround at Virgin continued. Aelia, as anticipated, suffered less from the slump in tobacco sales, and returned to growth. The Relay stores posted only modest growth, reflecting the weakness of newspaper and magazine sales in the early part of 2005.
  By contrast, Poland and Eastern Europe continue to enjoy strong growth rates.

- **Lagardere Active**

  Lagardere Active has achieved strong growth since the start of the year, with revenues up 19.1% on a like-for-like basis and 21.9% on a reported basis.
  All divisions reported an excellent first quarter.
  Radio – Despite very tough comparatives, radio and radio media sales posted growth of 3.9%.
  Television – TV Production was lifted by strong demand and by the effect of postponed deliveries, pushing growth up to nearly 62%. Theme channels also performed well (up 11.0%).
  Lagardere Active Broadband – The division enjoyed another excellent quarter, with sales up 17.4%.

Outlook

The start of 2005 was marked by poor visibility, and by continued weakness in advertising growth in France.

The exceptional growth achieved by the Books division will be difficult to reproduce over the year as a whole. That said, the book market is still buoyant, and the division has a fine outlook for 2005.

The Press division is still facing a difficult advertising market, though there has been an upturn in the United States in the second quarter.

In Distribution, tough comparatives for the Spanish business will again be a factor in the second quarter, before easing in the second half of the year.

For Lagardere Active, despite a good first quarter, visibility remains poor in the Radio market. The performance of the Production business is still subject to uncertainty on the timing of deliveries, although the overall trend remains encouraging.

Overall, our first-quarter performance and second-quarter outlook confirm our prudent stance for 2005 as a whole, after a very good 2004.
They also validate our guidance for growth in Media EBITA (including Hodder Headline), which we expect to be in the "4%-8%" range already announced, and based on the same parameters:

- euro/dollar exchange rate of 1.30
- excluding the impact of transition to IFRS
- excluding the impact of Digital Terrestrial Television licenses

EADS

The figure shown on the "**EADS**" line represents 15.10% of the revenues generated by EADS (versus 15.04% in 2004).

EADS reported a 16.6% increase in revenues for the first quarter of 2005 relative to the same period in 2004. All divisions contributed to growth. Airbus delivered an additional 20 aircraft, vindicating its plan to increase production volumes. The defense business, which historically records stronger revenues towards the end of the calendar year, posted overall organic growth of 16% in the first quarter.

Note: transition to IFRS

The figures provided above were prepared under international financial reporting standards (IFRS). On May 17, 2005, the Lagardère group will present its 2004 financial statements as restated under IFRS, for comparative purposes.

Since February 1, 2005, shareholders have been able to access currently-available information on the impact of first-time adoption of IFRS by viewing a presentation posted in the "Financial Information" section of our website: http://www.lagardere.com/us.

Paris, May 12, 2005

The Lagardère group is a market leader in the media sector (books, press, audiovisual, and distribution/retailing of cultural products). The group also has interests in the high technology sector via a 15.10% interest in EADS.
The group posted revenues of €13,389.4m in 2004, and employs 43,000 people in over 40 countries.
The Lagardère group is listed on the Premier Marché of the Paris Bourse.

Press Contacts

Thierry Funck-Brentano	tel. +33 (0)1 40 69 16 34	tfb@lagardere.fr
Arnaud Molinié	tel. +33 (0)1 40 69 16 72	amolinie@lagardere.fr

Investor Relations Contact

Laurent Carozzi	tel. +33 (0)1 40 69 18 02	lcarozzi@lagardere.fr